Supplemental Materials

October 2015

Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of JCP Investment Management, LLC ("JCP"), and are based on publicly available information with respect to Casella Waste Systems, Inc. (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

JCP has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

JCP shall not be responsible or have any liability for any misinformation contained in any SEC filing, any third party report or this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which JCP believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

JCP reserves the right to change any of their opinions expressed herein at any time as they deem appropriate. JCP disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

Casella Assets


Company Overview
Casella Service Area
35 Collection Operations
18 Recycling Facilities
10 Disposal Facilities (1)
4 Landfill Gas-to-Energy
44 Transfer Stations
NCES LF
No annual cap
1.8mm tons capacity
Clinton LF
175k tons/yr
15.7mm tons capacity
WasteUSA LF
600k tons/yr
14.4mm tons capacity
Hyland LF
312k tons/yr
14.6mm tons capacity
Ontario LF
918k tons/yr
12.8mm tons capacity
Juniper Ridge LF
No annual cap
23.8mm tons capacity
Southbridge LF
405k tons/yr
7.0mm tons capacity
McKean LF (2)
312k tons/yr
2.1mm tons capacity
Hakes LF
462k tons/yr
4.0mm tons capacity
Chemung LF
200.5k tons/yr
6.8mm tons capacity

(1) Includes nine Subtitle D landfills and one landfill permittable airspace estimates at each site as of December 31, 2014
(2) Annual capacity does not reflect the 1.5mm ton per year rail permit at McKean LF

JCP
INVESTMENT MANAGEMENT

Over-Promise, Under-Deliver

Another "transformational" plan – one of several since IPO in 1997

A history of over-promising and under-delivering

Adjusted EBITDA Bridge ($mm)


$87.8
FYE 4/30/13
$95.1
FYE 4/30/14
$107 to $103
2015 Guidance
#1 - Landfills
+$10 to +$18
• Eastern LF price (+350bps/yr in excess of CPI)
• Western LF volumes (+200k to +400k tons/yr)
• Focus on operating efficiencies
#2 - Collection
+$11 to +$15
• Improve margins by +80 to +120bps/yr
• Focus on pricing, operating efficiencies and selling/swapping under-performing routes
#3 - Resource Solutions
+$6 to +$7
• Recycling focus on driving returns (SRA fee, increased 3rd party tipping fees, and efficiencies)
• Customer Solutions focus on industrial services growth
Other
($10) to ($13)
• Unidentified downsides to projections
$132 to $122
2018 Target
Upsides not included in plan:
• McKean landfill rail infrastructure
• Recovery of C&D
• Recovery of commodity pricing (recycling or energy)
• Additional landfill volumes in East
• Landfill permit expansions

Competitive Tonnage market

We continue to be skeptical that Casella will receive the tons…at $30.00 per ton



10 Disposal Facilities
4 Landfill Gas-to-Energy Facilities
Other disposal sites (closed)
Other disposal sites (potential to close)
2 New Disposal Facilities online
Expected NYC waste flows
Clinton LF
175k tons/yr
15.7mm tons capacity
WasteUSA LF
600k tons/yr
14.4mm tons capacity
NCES LF
No annual cap
1.8mm tons capacity
Juniper Ridge LF
No annual cap
23.8mm tons capacity
PERC WTE
300k tons/yr
PPA expires 2017
Moretown LF
286k tons/yr,
Closed 2013
MERC WTE
300k tons/yr,
Closed 2012
Rockland
45k tons/yr,
Closing 2015
Hyland LF
312k tons/yr
14.6mm tons capacity
Ontario LF
918k tons/yr
12.8mm tons capacity
Finch LF
130k tons/yr
New 2014
Claremont WTE
73k tons/yr,
Closed 2013
Dunn LF
~300k tons/yr
New 2015
Southbridge LF
405k tons/yr
7.0mm tons capacity
Albany LF
275k tons/yr
Closing 2016
Allegany LF
55k tons/yr
Closing 2016
Taunton LF
120k tons/yr
Closing 2018
1 Granby LF - 235k tons/yr, Closed 2014
2 S. Hadley LF – 156k tons/yr, Closed 2014
3 Barre LF - 94k tons/yr, Closing 2015
4 Northampton LF – 50k tons/yr, Closed 2013
5 Chicopee LF - 365k tons/yr, Closing 2018
Wallingford WTE
130k tons/yr
Closed 2015
Fall River LF
376k tons/yr,
Closed 2014
McKean LF (1)
312k tons/yr
2.1mm tons capacity
Hakes LF
462k tons/yr
4.0mm tons capacity
Chemung LF
200.5k tons/yr
6.8mm tons capacity
Big Run LF
775k tons/yr,
Rail to cease 2016
Tullytown LF
2.5mm tons/yr,
Closing 2017
NYC Dept of Sanitation
• 10k – 12k tons per day.
• Building 4 marine transfer stations to transload waste to rail (1 operational in early 2015).
• Expect an additional 1.0m tons/yr to be disposed in NY.
Note: Total disposal capacity includes permitted and permittable airspace estimates at each site as of December 31, 2014.
(1) Annual capacity does not reflect the 1.5mm tons per year rail permit at McKean LF.
Casella Waste Systems
13

JCP
INVESTMENT MANAGEMENT

Opportunities

1. **Monitor Capital Expenditures and Plan**
    1. Closely monitor the proposed capital expenditure program and transformational plan
2. **Assess All Opportunities to Decrease Leverage**
    1. Assess opportunity to deleverage through asset sales
3. **G&A Analysis**
    1. Corporate Structure Analysis – analyze headcount and offices
4. **Corporate Governance Changes**
5. **Assess 2016, 2017 and 2018 Business Plan**
    1. Forced Ranking of Facilities

A vote for JCP is a vote for accountability, strong corporate governance and commitment to shareholder value

It is NOT a vote against the current business plan

JCP Has Made Every Attempt to Reach Amicable Resolution

August 9th, 2015

- JCP submitted a Formal Settlement Proposal to the Company in an attempt to resolve the proxy contest amicably

August 18th, 2015

- Casella responded with a flat rejection, with no counter offer and a clear indication that the Company will not discuss settlement at all

Neither John Casella nor any other representative of the Company has reached out to JCP since April

JCP's Nominees Will Drive Positive Change

Brett Frazier (60)

- **12 years at Waste Management**, Senior VP over East and Southern Groups
- **19 years at BFI**, formerly second largest waste company in the world.
- Full P&L responsibility for 20 years
- Area Vice President – Marketing and Sales and Head of Investor Relations

James Pappas (34)

- **Managing Member** JCP Investment Management
- **Board of Directors** at Jamba Juice, 2015 – Present
- **Board of Directors** at The Pantry, 2014 – 2015
- **Chairman of the Board** at Morgan's Foods, 2012 – 2014
- **Investment Banker** at Goldman Sachs
- **Investment Banker** at Bank of America / Merrill Lynch

Additional Board Disclosure

Greg Peters (69), the Class A director designee, has served on the Board for 22 years and allowed significant corporate governance issues and stock dilution to persist

Doug Casella (59), a director for 22 years and John's brother - we question whether he represents the best interests of Class A shareholders

James Callahan (71), Michael Burke (57), Joseph Doody (63)

- 10-year average tenure on the Board
- Messrs. Burke and Callahan have no public board experience outside of Casella

Bill Hulligan (72), new Board appointee is former director of waste management company that filed for bankruptcy

- Served as a director and member of the Audit Committee of EarthCare Company (OTC:ECCO) until 2000
- EarthCare Company filed for bankruptcy in 2002
- We are concerned that Mr. Hulligan has also been appointed to Casella's Audit Committee given this history

JCP
INVESTMENT MANAGEMENT